

January 18, 2023

Philippe Krakowsky
Chief Executive Officer
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, New York 10022

> **Re: The Interpublic Group of Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-06686**

Dear Philippe Krakowsky:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services